Exhibit (a)(18)

June 4, 2013

Dear [Option holder]:

As you know, Telular Corporation (“Telular”) has agreed to be acquired by ACP Tower Holdings, LLC by means of a merger of ACP Tower Holdings Merger Sub, Inc. with an into Telular (the “Merger”) in accordance with a merger agreement signed on April 29, 2013 and filed as an attachment to Telular’s Form 8-K filed on May 1, 2013 (the “Merger Agreement”).  The Merger is expected to take place on or about _____________.  Telular is providing you with this description of certain consequences of the Merger to you, as a holder of options to acquire shares of Telular’s common stock (each, an “Option”).  Each outstanding Option has an exercise price that is less than the Offer Price (as defined in the Merger Agreement) of $12.61.

Treatment of Your Options.  In connection with the Merger, each of your outstanding Options, whether or not vested, will be cancelled, and the underlying Option agreement(s) will be terminated effective as of (and contingent upon the occurrence of) the Merger.  In consideration for the cancellation of your Options, and termination of the underlying Options agreements(s), you will have the right to receive a cash payment of the In-the-Money Company Stock Option Merger Consideration (as defined in Section 3.05 of the Merger Agreement) applicable to you, which amount is equal to the product of (a) the number of shares of Telular common stock subject to your outstanding Options, whether or not vested and (b) the excess of $12.61 over the applicable exercise price of each Option, reduced by any applicable tax withholding, as set forth on the schedule attached to this letter.  To acknowledge and confirm your right to receive payment for your Options in the Merger, in consideration for the cancellation of your Option and the underlying agreement, please execute this letter below and return it to __________ at Telular.

Any amounts payable to you as described above will be paid to you, within 3 business days following the consummation of the Merger, through Telular’s payroll system.  For the avoidance of doubt, this right to receive payment represents full payment for, and satisfaction of, all of your rights under Telular’s equity plans (including the underlying Option agreement(s)).

Until the Merger, your Option agreement will remain in full force and effect in accordance with its terms, including the terms relating to expiration of the Option following termination of employment.

If the Merger does not occur, you will not receive the payment described above and your Options will continue to vest and become exercisable in accordance with the terms of your Option agreement(s) as currently in effect.

You should consult with your legal, tax and accounting advisors regarding the federal, state and local income tax consequences of the transactions described in this letter to you, if any.

By signing below, you acknowledge and agree to the cancellation of your Options and the related Option agreement effective as of, and contingent upon the occurrence of, the Merger in accordance with the terms of the Merger Agreement and set forth in this letter.

If you have any questions concerning the above matters, or if you would like more information regarding the merger, please do not hesitate to contact _____________ at (___) ________.

Sincerely,
Telular Corporation

Acknowledged and Agreed to
By:

____________________________                                                                Date:_________________________
[Optionholder]

In-the-Money Stock Option Merger Consideration Schedule

Grant Date                      Number of Shares subject to the Option                                                                Exercise Price                                Per Share “In-the-Money Stock Option Merger Consideration” (Exercise Price -$12.61)Aggregate In-the-Money Stock Option Merger Consideration

Total* In-the-Money Stock Option Merger Consideration:_______________

* The amounts set forth in the table above and the “total” are subject to reduction by any applicable tax withholding.